

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Dirkson Charles
Chief Executive Officer
Loar Holdings Inc.
20 New King Street
White Plains, New York 10604

      Re: **Loar Holdings Inc.**
          Draft Registration Statement on Form S-1
          Submitted November 18, 2024
          CIK No. 0002000178

Dear Dirkson Charles:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing